Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
2016 Q1 Results

Approved Mr. Yossi Ben-Shalom as New Chairman;
RADA Will Replace an Existing Shareholder Loan at More Favorable Terms

Netanya, Israel, June 14, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2016. In addition, RADA announced that its Board of Directors has approved the nomination of Mr. Yossi Ben Shalom as the Chairman of the Board, replacing Gen. Herzle Bodinger, who will remain a board member and was appointed as president of the company.

RADA’s Board of Directors exercised its option to obtain a $3.2 million loan from DBSI Investments Ltd ("DBSI"), whose Managing Partners are Mr. Ben-Shalom and Mr. Barak Dotan. The loan will replace an existing loan from RADA’s previous major shareholder. The terms of the new loan, which is expected to be funded shortly, has more favorable terms than the loan it replaces.

2016 First Quarter Results

Revenues totaled $2.6 million, a 28% decrease compared to revenues of $3.6 million in the first quarter of 2015. Gross Profit totaled $0.025 million compared to gross profit of $0.6 million in the first quarter of 2015. Operating Expenses totaled $1.1 million in the first quarters of 2016 and 2015. Operating loss was $1.1 million, compared with an operating loss of $0.5 million first quarter of 2015.

Financial Expenses totaled $0.78 million, a 134% increase compared to financial expenses of $0.33 million in the first quarter of 2015. The 2016 financial expenses  includes a non-cash amortization expense of approximately $0.6 million associated with the debt discount resulting from the beneficial conversion feature applicable to the outstanding debt due to shareholders of the  Company. The debt, which was approved by shareholders in April 2015, will be replaced with the new loan from DBSI. The Company will continue to record such non-cash amortization expense until the earlier of the exercise of the conversion feature of the debt or the maturity of such debt in August 2016.

As a result, the Company reported a net loss of $1.8 million, or $(0.12) per share, for the first quarter of 2016 compared with a net loss of $0.77 million, or $(0.09) per share, for the first quarter of 2015.

Management Comment

Zvika Alon, RADA's Chief Executive Officer commented, “On May 18, 2016, we completed a financing transaction with DBSI, a well-established investment company based in Israel. It provides us with sufficient working capital to support our growth plans, as well as ongoing R&D and marketing activities, which have been constrained for the last few years due to our financial situation. We look forward to working closely with our new Chairman – Mr. Yossi Ben Shalom, to bring around an improvement and turnaround in our results.”

“The results of the first quarter of 2016 follow on from the decline in new orders during the second half of 2015, with operating and R&D expenses at similar levels to those seen in 2015. Our recent efforts to gain new orders were rewarded with the receipt of a significant production order from an Asia-based customer and looking ahead, we see growing interest in our radar systems and solutions, by an increasing number of potential customers. During the first quarter of 2016 we delivered radar units to several customers for evaluation, which have potential to lead to production orders in the future.”

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2016	December 31, 2015
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,709	$1,754
Restricted cash	668	609
Trade receivables (net of allowance for doubtful accounts of $ 10 at March 31, 2016 and December 31, 2015 respectively)	2,931	4,038
Costs and estimated earnings in excess of billings on uncompleted contracts	2,143	2,207
Other receivables and prepaid expenses	503	206
Inventories	6,980	6,565

Total curent assets	14,934	15,379

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	73	119

PROPERTY, PLANT AND EQUIPMENT, NET	3,148	3,078
Total assets	$18,155	$18,576

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$2,517	$2,416
Trade payables	2,612	1,961
Convertible note and Loans from shareholders, net	2,209	1,634
Other accounts payable and accrued expenses	2,892	2,846

Total current liabilities	10,230	8,857

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	694	660

Total long-term liabilities	694	660

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 30,000,000 shares at March 31, 2016 and at December 31, 2015; Issued and outstanding: 15,898,965 at March 31, 2016 and at December 31, 2015 respectively.	146	146
Additional paid-in capital	82,427	82,427
Accumulated other comprehensive income	403	387
Accumulated deficit	(76,294)	(74,453)

Total RADA shareholders’ equity	6,682	8,507
Non-controlling interest	549	552

Total equity	7,231	9,059

Total liabilities and equity	$18,155	$18,576

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Revenues	$2,621	$3,648	$14,864

Cost of revenues	2,596	3,013	12,291

Gross profit	25	635	2,573

Operating expenses:
Research and development	166	171	693
Marketing and selling	476	530	2,358
General and administrative	449	392	1,858
Goodwill impairment	-	-	587

Total operating expenses	1,091	1,093	5,496

Operating loss	(1,066)	(458)	(2,923)
Amortization of shareholders' convertible loans discount and beneficial conversion feature	574	-	2,684
Other financial expenses, net	208	330	890

Net loss	(1,848)	(788)	(6,497)

Less: loss attributable to Non-controlling interest	(7)	(11)	(36)

Net loss attributable to RADA Electronic Industries’ shareholders	$(1,841)	$(777)	$(6,461)

Basic and diluted net earnings loss per share	$(0.12)	$(0.09)	$ (0.54)
Weighted average number of Ordinary shares used for computing basic and diluted net loss per share	15,898,965	8,988,396	11,904,088